[Letterhead of Morgan, Lewis & Bockius LLP]

New York, New York December 1, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MP Environmental Funding LLC (“MP Funding”)

Senior Secured ROC Bonds, Environmental Control Series B (“Bonds”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Form S-1 Registration Statement (File No. 333-162749) of MP Environmental Funding LLC (“Amendment No. 1”). Amendment No. 1 reflects (i) responses to comments made by the staff of the Commission in a letter dated November 25, 2009 (“Letter of Comments”) to Amanda J. Skov, Esq. of Allegheny Energy, Inc., and (ii) updating changes.

On behalf of our client, MP Funding, we are responding to the comments set forth in the Letter of Comments. Terms not defined below are used as defined in Amendment No. 1. All page references in this letter are to the pages in Amendment No. 1.

Registration Statement on Form S-1

General

COMMENT

1.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction I to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Securities and Exchange Commission

December 2, 2009

RESPONSE

MP Funding confirms that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or under the cover of a Form 8-K incorporated by reference into the Registration Statement.

COMMENT

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final 424(b) prospectus.

RESPONSE

MP Funding confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Prospectus Cover Page

COMMENT

3.	Please revise your cover page to briefly describe any credit enhancement for the transaction. Similarly revise your “Prospectus Summary.”

RESPONSE

Other than the true-up mechanism, the capital account and the reserve account (each of which is described on the cover page), there is no credit enhancement for the transaction.

•

MP Funding’s response letter dated February 12, 2007 to the Commission in connection with its 2007 transaction (Registration Statement File No: 333-139820) noted that the capital account for the 2007 transaction was established and funded with 0.5% of the initial principal amount for the purpose of satisfying tax and bankruptcy-remoteness concerns. Because principal was scheduled to amortize in connection with the 2007 transaction, and because revenues collected for the purpose of making those Scheduled payments of principal would be used instead to pay interest when due if necessary, the amount held in the capital account for the 2007 transaction was not material to obtaining the highest credit ratings for the bonds. In the 2009 transaction, no principal is scheduled to be paid for the first 17 years of the transaction, so the 0.5% of the initial principal amount held in the capital account, together with the amount held in the reserve account and the true-up mechanism, are required to obtain the highest possible ratings for the Bonds.

•

The surplus account will not hold any funds at the time of issuance of the Bonds. Thereafter, the surplus account may temporarily hold extra ratepayer obligation charge remittances, if any, investment earnings on amounts held in the collection account, and any indemnity payments or other amounts received by the indenture trustee but not needed to make required payments and payments then scheduled to be made on the Bonds. Periodic adjustments of the ratepayer obligation charges will be calculated to eliminate any amounts held in the surplus account each time there is a true-up.

Securities and Exchange Commission

December 2, 2009

In response to this comment, MP Funding has revised the fourth paragraph on the cover page and the “Credit/Security for the Bonds” section of the Prospectus Summary (on page 6 of the Preliminary Prospectus) to clarify that credit enhancement for the transaction will be provided by the true-up mechanism, the capital account and the reserve account and that the primary purpose of the surplus account is not to provide credit enhancement for the Bonds. If, contrary to MP Funding’s current intention, any other credit enhancement (other than the true-up mechanism, the capital account and the reserve account) is added to the Bonds, MP Funding will expand the cover page disclosure to briefly describe any such credit enhancement. Given the strength of the true-up mechanism, MP Funding does not foresee the need to add any other credit enhancement.

Aging of Receivables, page 38

COMMENT

4.	Please revise your chart to present the age of your accounts receivable in 30 or 31 day increments. Refer to Item 1100(b) of Regulation AB.

RESPONSE

MP Funding has revised the chart to present the age of the accounts receivables in 30 day increments.

Our Legal and Covenant Defeasance Options, page 52

COMMENT

5.	We note your legal and covenant defeasance options. Please disclose these options in the “Prospectus Summary” section of your filing and revise your “Risk Factors” section to disclose any material risks to investors associated with these defeasance options.

RESPONSE

MP Funding has revised the “Prospectus Summary” section (on page 15 of the Preliminary Prospectus) to disclose its legal and covenant defeasance options. In addition, MP Funding has added additional disclosure to the “Our Legal and Covenant Defeasance Options” section (on page 53 of the Preliminary Prospectus) to more fully describe some of the consequences of the exercise of such options. Under the indenture for the Bonds, MP Funding may only deposit cash or U.S. Governmental Obligations (i.e., direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the option of the issuer of those obligations). The indenture trustee is not permitted to reinvest any such cash. Because of these investment features of these legal and covenant defeasance options, MP Funding believes that that there are no material risks to investors related to the legal and covenant defeasance options.

* * *

Securities and Exchange Commission

December 2, 2009

Consistent with the guidance provided by the staff of the Commission in the Letter of Comments, when MP Funding requests acceleration of the effective date of the Form S-1 Registration Statement, as amended (File No. 333-162749), it will furnish a letter to the Commission acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MP Funding from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

MP Funding may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to resolve all questions and comments raised by the staff of the Commission by close of business on Friday, December 4, 2009, if not earlier. MP Funding would like to be in the position to request that its Registration Statement, as amended (File No. 333-162749), be declared effective by the Commission as soon thereafter as may be practicable. We would appreciate anything the staff of the Commission can do to help MP Funding meet this schedule.

In addition, as noted in MP Funding’s transmittal letter accompanying the filing of the Registration Statement, PE Environmental Funding LLC (“PE Funding”), an indirect, wholly-owned finance subsidiary of The Potomac Edison Company, a wholly-owned subsidiary of Allegheny Energy, Inc., is also planning to offer, contemporaneously with the offering of the Bonds by MP Funding, its own series of senior secured ratepayer obligation charge bonds (“PE Funding Bonds”), with terms substantially the same as the MP Funding Bonds. PE Funding proposes to file its own registration statement on Form S-1 for the PE Funding Bonds as soon as the Commission’s staff clears for effectiveness the MP Funding Registration Statement and would like to be in the position to request that such Registration Statement be declared effective by the Commission simultaneously with the declaration of effectiveness of the MP Funding Registration Statement, as amended. The PE Funding Form S-1 will be substantially the same as the MP Funding Registration Statement, as amended, except for the name of the issuer, the principal amount of PE Funding Bonds registered and certain other factual data relating to The Potomac Edison Company and The Potomac Edison Company’s service territory.

If you have further questions or comments, please feel free to contact me at (212) 309-6282, Mahendra N. Churaman (212) 309-6283 of Morgan, Lewis & Bockius LLP, or Amanda J. Skov, Esq. (724) 838-6166 of Allegheny Energy, Inc.

Securities and Exchange Commission

December 2, 2009

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP
Counsel to MP Environmental Funding LLC

By:	/s/ Robert J. Reger, Jr.
Robert J. Reger, Jr.

cc:	Ms. Amanda Ravitz

    Branch Chief – Legal

Securities and Exchange Commission

5